UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 803, 8/F, Tower 1, The Gateway

25 Canton Road, Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Report of Foreign Private Issuer on Form 6-K is furnished herewith and is incorporated by reference into the Registration Statement of the Registrant on Form S-8 (No. 333-165783).

Explanatory Note:

On July 9, 2010, China Metro-Rural Holdings Limited, or the Company, filed its Annual Report on Form 20-F for the year ended March 31, 2010, or the 2010 Form 20-F, with the U.S. Securities and Exchange Commission, or the Commission.

On July 28, 2010, the Company announced its decision to distribute its entire equity interest in Man Sang International Limited, or MSIL, to the Company’s shareholders, or the Distribution. In line with the accounting policies of the Company and its subsidiaries, or the Group, the results attributable to MSIL were shown as discontinued operations in the Group’s unaudited condensed consolidated interim financial information for the six months ended September 30, 2010.

In the Form 6-K furnished to the Commission on October 28, 2010, announcing the Company’s consolidated results for the six months ended September 30, 2010, the Company classified the release of translation reserve resulting from the Distribution within the continuing operation on the condensed consolidated income statement. However, the release of translation reserve was a result of the distribution of the shares of MSIL which carried out the discontinued operations. Accordingly, the Group’s results of operations for the six months ended September 30, 2010 included in the unaudited condensed consolidated interim financial statements in this Form 6-K reflect the release of translation reserve as a component of discontinued operations on the condensed consolidated income statement.

As a result of the Distribution, which was subsequent to the filing with the Commission of the 2010 Form 20-F, the Company re-presented in a separate report on Form 6-K furnished on January 18, 2011, or the Related 6-K Report, its consolidated financial statements for the three years ended March 31, 2010 to reflect the presentation of such financial statements, distinguishing between the Group’s continuing operation and discontinued operations. In addition, management’s discussion and analysis of the Group’s financial performance for the three years ended March 31, 2010 was re-presented, distinguishing between the Company’s continuing and discontinued operations. The Related 6-K Report is being furnished to the Commission contemporaneously with this Form 6-K.

In addition, this Form 6-K supplements the Related 6-K Report in respect of the Group’s results of operations for the six months months ended September 30, 2010, and includes a full set of unaudited condensed consolidated interim financial information and related management’s discussion and analsysis of the Group’s performance for the six months ended September 30, 2010.

The information included in the exhibits to this Form 6-K (which includes the Group’s condensed consolidated interim financial information for the six months ended September 30, 2010, as well as management’s review and analysis thereof) should be read in conjunction with the Related 6-K Report. This Form 6-K and the Related 6-K Report should also be read in conjunction with the 2010 Form 20-F.

Exhibits

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Unaudited Condensed Consolidated Interim Results of Operations of China Metro- Rural Holdings Limited for the six months ended September 30, 2009 and September 30, 2010, and notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011	CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer